U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

January 12, 2011

Re:  VoiceServe, Inc.
        Form 10-K for the Year Ended March 31, 2010
        Filed June 29, 2010 as amended November 10, 2010
        Form 10-Q for the Period Ended June 30, 2010
        Filed August 16, 2010
        Form, 10-Q for the Period Ended September 30, 2010
        Filed November 15, 2010
        File No. 000-51882

Dear Mr. Groff:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 5, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10K filed on November 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response and proposed changes to the Form 10-K is attached hereto as Annex 1. Further revisions required to the Forms 10-Q for the periods ending September 30, 2010 and June 30, 2010 have been made and are attached hereto as Annex 2 and Annex 3, respectively. Upon your approval of our responses and proposed changes, we will file with the SEC a formal amendment to the annual and quarterly filings.

Form 10-K for the Year Ended March 31, 2010

Note 8. Common stock issuances, page F-14

1.	We note your response to comment three from our letter dated December 17, 2010. Please tell us the following:

•
Each specific factor you considered and how such factor supported a 50% discount from the quoted price on the OTC Bulletin Board for each of your common stock issuances on May 21, 2009 and September 30, 2010.  Please address all of the criteria under paragraph 52 of ASC Topic 820-10-55.

•
How you considered the registration statement filed on September 17, 2010 in determining the fair value of the shares issued in September 30, 2010.  It seems that such Rule 144 restrictions would lapse upon the effectiveness of the filing of that registration statement.

•
How you considered ASC Topic 320-10-20 in determining the fair value of your common stock issuances on May 21, 2009 and September 30, 2010.  Please refer to the definition for “Readily Determinable Fair Value.”

Response: Please see below responses in bullet point format corresponding with the questions posed.

•
The specific factors we considered and how they support a 50% discount from the quoted price on the OTC Bulletin Board for our common stock issuances on May 21, 2009 and on September 30, 2010 were as follows:

A.   Nature and duration of the restriction –Recipients of the May 21, 2009 issuance of 3,000,000 shares and the September 30, 2010 issuance of 900,000 shares are either officers or directors of VoiceServe, Inc.  As such, each of the six individuals are subject to Rule 144 restrictions limiting the public resale of these securities to a holding period of 6 months and a resale limit every 3 months thereafter equal to 1% of the outstanding shares.  Considering the number of outstanding shares (i.e., 32,402,935 at 5/21/09, 36,104,429 at 9/30/10) and the volume of trading in VSRV common stock (i.e. 270,300 shares in the 3 months ended September 30, 2010), the restrictions are likely to involve the passage of time exceeding one year.

B.  Extent to which buyers are limited by the restriction – Non-affiliate buyers of restricted stock from affiliates are subject to a new holding period restriction of 6 months.  Due to this and the fact that the Company’s freely tradable common stock is quoted on the OTC Bulletin Board with limited volume and wide bid/ask spreads, there are few, if any, interested qualifying investors for the Company’s restricted common stock.

C.  Factors specific to both the security and the issuer (qualitative and quantitative) – The Company’s freely tradable common stock is quoted on the OTC Bulletin Board and trades infrequently.  On January 7, 2011, there were four market makers (all with bids limited to 5,000 shares):  NITE quote was $0.17 bid, $0.3089 ask; DOMS quote was $0.0905 bid, $24.00 ask; ETMM quote was $0.0001 bid, $100.329 ask; and HDSH quote was $0.0001 bid, $25.00 ask.

The issuer had consolidated revenues of $3,310,065 for the fiscal year ended March 31, 2010 and has incurred losses of $2,994,155 since inception from March 21, 2002 to March 31, 2010. Its tangible stockholders’ equity at March 31, 2010 was negative $464,201.

Based on the factors set forth above, we believe that the 50% restricted stock discount for the May 21, 2009 and September 30, 2010 issuances is appropriate.

•	We considered the registration statement filed on September 17, 2010 in determining the fair value of the shares issued on September 30, 2010 as follows:

The September 17, 2010 registration statement did not attempt to register any shares relating to the May 21, 2009 issuance of 3,000,000 shares and the September 30, 2010 issuance of 900,000 shares. Thus, the effectiveness of the Registration Statement has no effect on the shares issued on May 21, 2009 and September 30, 2010.

The proposed maximum offering price per share equal to $0.25 relates to the freely tradable shares, not Rule 144 affiliate restricted shares. As discussed in Note 9, we used the closing trading price of $0.329 per share and a 50% restricted stock discount.

•
The definition of “Readily Determinable Fair Value” contained in ASC Topic 320-10-20 states in part “Restricted stock meets that definition if the restriction terminates within one year.”  As discussed in 1A above, the restrictions in our case were likely not to terminate within one year.

Further, GAAP provides for a restricted stock discount under ASC 820-10-55-52 which states “the fair value of the security would be based on the quoted price for an otherwise identical unrestricted security of the same issuer that trades in a public market, adjusted to reflect the effect of the restriction,” and under ASC 718-10-30-19 which states “A restricted share awarded to an employee, that is, a share that will be restricted after the employee has a vested right to it, shall be measured at its fair value, which is the same amount for which a similarly restricted share would be issued to third parties.”

Form 10-Q for the Period Ended June 30, 2010 and
Form 10-Q for the Period Ended September 30, 2010

Management’s Discussion and Analysis or Plan of Operation

2.
With regard to your Form 10-Q for the period ended September 30, 2010, remove the discussion of the results of operations for the first quarters of fiscal years 2010 and 2009.  Your Form 10-Q for the period ended June 30, 2010 contains this disclosure.

Response: The discussion of the results of operations for the first quarters of fiscal years 2010 and 2009 have been removed from the Form 10-Q for the period ended September 30, 2010 and is attached hereto as Annex 2.

Item 4. Controls and Procedures

3.
In both your Form 10-Q for the period ended June 30, 2010 and your Form 10-Q for the period ended September 30, 2010, briefly explain why the company’s disclosure controls and procedures were not effective.

Response: The controls and procedures disclosure in the Forms 10-Q for the period ended September 30, 2010 and June 30, 2010 have been revised as necessary and are attached hereto as Annex 2 and Annex 3, respectively.

Management Report on Internal Control Over Financial Reporting

4.
In both your Form 10-Q for the period ended June 30, 2010 and your Form 10-Q for the period ended September 30, 2010, remove the section titled “Management Report on Internal Control Over Financial Reporting.”   Item 4 of Form 10-Q does not require this disclosure.

Response: The section titled “Management Report on Internal Control Over Financial Reporting” has been removed from the Forms 10-Q for the periods ended September 30, 2010 and June 30, 2010 attached hereto as Annex 2 and Annex 3, respectively.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin

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